1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	July 8, 2013	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

POSSIBLE PRIVATISATION OF YANCOAL AUSTRALIA

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	Introduction

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company” or “Yanzhou”) announces that the Company has proposed a possible privatisation of Yancoal Australia Limited (“Yancoal Australia”), a non wholly-owned subsidiary of the Company, the shares of which are currently listed on the Australian Securities Exchange (“ASX”). Yancoal Australia is currently owned as to approximately 78% by the Company and 22% by other minority shareholders.

The Company has sent an indicative and non-binding proposal outlining the proposal to Yancoal Australia’s independent board committee and conveying the Company’s interest in the proposed transaction. The proposal is not capable of acceptance nor does it constitute a binding offer by the Company. The detailed terms of the proposed transaction are subject to further negotiation with Yancoal Australia and are yet to be determined at this stage.

2.	General information on the proposed transaction

(a)	Mechanism

If the proposed transaction is implemented, this would occur via a scheme of arrangement between Yancoal Australia and its shareholders, pursuant to which the Company would acquire the remaining 22% of Yancoal Australia’s issued shares from its minority shareholders who will receive Yanzhou CHESS Depositary Interests (the “CDIs”, “CHESS” stands for the Clearing House Electronic Subregister System of ASX) as the consideration.

If the proposed transaction is implemented, the shares underlying the Yanzhou CDIs will be the H shares of the Company and the Company will apply for a foreign exempt listing of those CDIs on the ASX. Holders of Yanzhou CDIs may transmute the Yanzhou CDIs into their underlying shares. Each Yanzhou CDI will confer the same economic entitlements as an H share of the Company.

(b)	Proposed exchange ratio

The Company proposes that Yancoal Australia’s minority shareholders will receive approximately 0.91 Yanzhou CDIs for every Yancoal Australia share held if the proposed transaction is implemented.

Such proposed exchange ratio was determined by reference to (1) a value of A$0.91 per Yancoal Australia share, which represents a 30% premium to the 60 calendar day (ended 5 July 2013) volume weighted average price (“VWAP”) of Yancoal Australia shares, being A$0.70 per share; and (2) the 60 calendar day (ended 5 July 2013) VWAP of Yanzhou H shares, being HK$7.09 per share.

(c)	Conditions

The proposed transaction would be subject to a number of key conditions (the “Conditions”), including, among other things, the following Conditions:

(i)	agreement of share exchange terms and execution of definitive transaction documentation;

(ii)	unanimous recommendation by the independent board committee of Yancoal Australia;

(iii)	a successful application by Yanzhou for exempt foreign listing of CDIs on the ASX;

(iv)	an independent expert concluding that the proposed transaction is in the best interests of Yancoal Australia’s minority shareholders;

(v)	Yancoal Australia and Yanzhou obtaining their respective shareholders’ approvals, as applicable; and

(vi)	receipt of relevant court and regulatory approvals and waivers on satisfactory terms in Australia and China in connection with the proposed transaction.

(d)	CVRs

The contingent value rights (“CVRs”) will not be included in the proposed transaction. The Company will comply with its obligations in respect of the CVRs.

(e)	Yancoal Australia’s board and management

Subject to conditions imposed by regulators, the Company intends to retain Yancoal Australia’s existing board structure post the implementation of the proposed transaction.

3.	General

The proposed transaction, if implemented, will further increase the Company’s interest in the expandable operating mines operated by Yancoal Australia and coal resources in Australia. With Yancoal Australia becoming a wholly owned subsidiary of the Company if the proposed transaction is implemented, the Company will be better positioned in managing and operating a fully integrated business and delivering higher efficiency across its portfolio of businesses.

The proposed transaction, if implemented, may constitute a notifiable transaction of the Company and may be subject to announcement and/or shareholders’ approval requirements under Chapter 14 of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”). Should the proposed transaction involve a connected person of the Company, such transaction may also constitute a connected transaction and may be subject to announcement, reporting and/or independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. The Company will comply with the applicable disclosure and/or shareholders’ approval requirements in due course.

The proposed transaction has yet to be finalized between the parties and may or may not eventually materialize. Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

8 July 2013

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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